

Bay Area Rancher's Cooperative, Inc. (the "Company") a California Agricultural Cooperative

Financial Statements (unaudited) and
Independent Accountant's Review Report

Months ended August 31st 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bay Area Rancher's Cooperative, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of August 31, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
October 4th, 2020
Vincenzo Mongio

Statement of Financial Position

	As of 8/31/2020 *amounts in USD*
ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 112,768
Total Current Assets	$ 112,768
TOTAL ASSETS	$ 112,768
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$ 18,125
Total Current Liabilities	$ 18,125
Total Liabilities	$ 18,125
Equity	
Class A Membership Stock	$ 17,000
Class B Investment Stock	$ 100,000
Accumulated Losses	$ (22,357)
Total Equity	$ 94,643
TOTAL LIABILITIES AND EQUITY	$ 112,768

Statement of Savings

	Months ended 8/31/2020 *amounts in USD*
Sales	$ -
Gross Profit	$ -
Operating Expenses	
Bank Charges & Fees	$ 15
Legal & Professional Services	$ 22,253
Office Supplies & Software	$ 90
Total Operating Expenses	$ 22,357
Net Loss	$ (22,357)

Statement of Cash Flows

	Short year ended 8/31/2020 *amounts in USD*
OPERATING ACTIVITIES	
Net Income	$ (22,357)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	$ 18,125
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 18,125
Net cash provided by operating activities	$ (4,232)
FINANCING ACTIVITIES	
Class A Membership Stock	$ 17,000
Class B Investment Stock	$ 100,000
Net cash provided by financing activities	$ 117,000
Cash at the beginning of period (inception 7/28/20)	-
Net cash increase for period	$ 112,768
Cash at end of period	$ 112,768

Statement of Changes in Shareholder Equity

	Class A Membership Stock		Class B Investment Stock			
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	Accumulated Deficit	Total Members' Equity
Beginning Balance at 7/28/20 (inception)	-	$ -	-	-	-	-
Issuance of Class A Membership Stock	16	17,000				$ 17,000
Issuance of Class B Investment Stock			100,000	$100,000		$100,000
Net Loss					$ (22,357)	$(22,357)
Ending Balance 8/31/20	16	$17,000	100,000	$100,000	$ (22,357)	$ 94,643

Bay Area Rancher's Cooperative, Inc
Notes to Financial Statements

Note 1 – Organization and Nature of Activities

Bay Area Rancher's Cooperative, Inc. ("the Company") was formed on July 28, 2020 under the laws of the State of California. The Company is an agricultural cooperative that engages in the production, manufacturing, marketing, selling, harvesting, processing, preserving, grading, storing, handling, shipping and utilization of livestock and poultry produced by members and other farm products produced by members.

The Company will conduct an equity crowdfunding offering during the fourth quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and has no predecessor entities that should be considered for presentation herein.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2020. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 - Stockholder's Equity

Company equity is issued on a membership and investment basis. Class A membership in the Company may be issued to agriculture producers who reside in the territory served by the Company, who patronize the Company, and who have been approved by the Board of Directors. Additional investment classes of stock can be issued to any investor who meets the criteria for purchase and who is accepted by the Cooperative. The current authorized capital consists of:

a. 500 shares of Class A Membership Stock
b. 25,000,000 shares of Class B Investment Stock
c. 25,000,000 shares of Class C Investment Stock

Pertinent rights and privileges

Class A Member Stock: Each member of this association must hold one share of Class A Membership Stock, which shall have no par value. New members shall acquire one share of Class A Membership Stock. Class A Membership Stock is non-transferable and cannot be pledged. No dividends shall be paid on the Class A Membership Stock. Class A holders are allowed one vote per share and there is no other voting class of stock.

Class B Preferred Stock: Holders of Class A Membership Stock, and other Board approved non-Members, may purchase Class B Stock. Class B stock is non-voting with the exception of the ability to elect one member of the board of directors and unless required by law. Class B Stock is non-transferrable. The Board of Directors shall issue a dividend for each series of Class B Investment Stock at a rate that the Board of Directors, in its sole discretion, determines. Dividends paid shall first be charged to non-member business and then to patronage income.

Class C Preferred Stock: The unissued Class C shares are non-voting unless required by law. Class C Stock is non-transferrable. Holders of Shares will receive dividends when, as, and if declared by the Company's Board of Directors out of funds legally available for such payments. For the first five (5) years after purchase, beginning with fiscal year 2021, annual dividends of two (2) percent are guaranteed and are cumulative and the Company may pay such dividends solely in retail credits. After the initial five-year term, annual dividends are guaranteed at four (4) percent and the Company may pay up to fifty percent of the dividends in retail credits. Initial dividends will accrue upon completion of fiscal year 2021. Dividends, if issued, will be paid within 90 days after each fiscal year end.

Note 5 - Subsequent Events

The Company has evaluated events subsequent to August 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 5, 2020, the date these financial statements were available to be issued. In September 2020, the company authorized an additional series of investment stock Class C Investment Stock.

Note 6 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since August 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Concentration Risk: Operating Assets

The Company could fail to finalize a key contract for use of land for its mobile facility. The Company is in negotiations for a lease which must be finalized before the Company can operate. Failure to obtain an appropriate lease would prevent the Company from operating.

Concentration Risk: Financial Support

Company May Require Additional Funds. The Company currently anticipates that the net proceeds of this Offering, assuming the Company raises a significant portion thereof and obtains other financing, will be sufficient to meet its anticipated needs for working capital and other cash requirements for the foreseeable future. However, the Company may need to raise additional funds to purchase key equipment, such as the mobile processing unit, or operate the project. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its project would be significantly limited. Such limitation may have a material adverse effect on the Company's business, operating results and financial condition.